Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS(1)

(Dollars in millions)	Nine Months Ended September 30, 2013(1)	Year Ended December 31,
		2012	2011	2010	2009	2008
Ratio (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$5,110	$5,035	$4,587	$4,330	$1,336	$582
Fixed charges	1,379	2,377	2,251	2,903	2,975	3,985
Equity in undistributed loss of unconsolidated subsidiaries	112	127	112	49	60	55

Earnings available for fixed charges, as adjusted	$6,601	$7,539	$6,950	$7,282	$4,371	$4,622

Fixed charges:
Interest expense on deposits and borrowings	$1,376	$2,375	$2,246	$2,896	$2,967	$3,963
Interest factor in rent expense	3	2	5	7	8	22

Total fixed charges	$1,379	$2,377	$2,251	$2,903	$2,975	$3,985
Preferred stock dividend requirements(3)	57	20	—	—	188	16

Total combined fixed charges and preferred stock dividends	$1,436	$2,397	$2,251	$2,903	$3,163	$4,001

Ratio of earnings to combined fixed charges and preferred stock	4.60	3.15	3.09	2.51	1.38	1.16
Ratio (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$5,110	$5,035	$4,587	$4,330	$1,336	$582
Fixed charges	426	974	1,064	1,438	882	1,473
Equity in undistributed loss of unconsolidated subsidiaries	112	127	112	49	60	55

Earnings available for fixed charges, as adjusted	$5,648	$6,136	$5,763	$5,817	$2,278	$2,110

Fixed charges:
Interest expense on borrowings(2)	$423	$972	$1,059	$1,431	$874	$1,451
Interest factor in rent expense	3	2	5	7	8	22

Total fixed charges	$426	$974	$1,064	$1,438	$882	$1,473
Preferred stock dividend requirements(3)	57	20	—	—	188	16

Total combined fixed charges and preferred stock dividends	$483	$994	$1,064	$1,438	$1,070	$1,489

Ratio of earnings to combined fixed charges, excluding interest on deposits and preferred stock dividends	11.69	6.17	5.42	4.05	2.13	1.42

(1)

On February 27, 2009, we acquired Chevy Chase Bank, fsb. On February 17, 2012, we acquired ING Direct. On May 1, 2012, we closed the 2012 U.S. card acquisition. Each of these transactions was accounted for under the acquisition method of accounting, and their respective results of operations are included in our results from each respective transaction date.

(2)

Represents total interest expense reported in our consolidated statements of income, excluding interest on deposits of $953 million for the first nine months of 2013, and $1.4 billion, $1.2 billion, $1.5 billion, $2.1 billion, and $2.5 billion for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

(3)

Preferred stock dividends represent pre-tax earnings that would be required to cover any preferred stock dividends requirements, computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.